Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3ASR) and related Prospectus of BeOne Medicines Ltd. for the registration of its ordinary shares, ordinary shares in the form of American Depositary Shares, preferred shares, preferred shares in the form of American Depositary Shares, debt securities, warrants and units and to the incorporation by reference therein of our reports dated February 26, 2026, with respect to the consolidated financial statements of BeOne Medicines Ltd., and the financial statement schedule listed in Item 15, and the effectiveness of internal control over financial reporting of BeOne Medicines Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 6, 2026